2005/26

POLYMET MINING CORP.	TSX Venture Exchange: POM OTC Bulletin Board: POMGF
2350 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3 Tel: 604-669-4701 /Fax: 604-669-4705 www.polymetmining.com

NEWS RELEASE

POLYMET GRANTS OPTIONS TO OFFICERS AND CONSULTANTS

Vancouver, Canada, December 6, 2005 – PolyMet Mining Corp. (TSX-V: POM; OTCBB: POMGF) announced today that 275,000 stock options at a price of $1.15 per common share representing the Discounted Market Price in accordance with the policies of the TSX Venture Exchange (the “Options”) have been granted to various Officers and Consultants of the Company. Under the terms of the TSX Venture Exchange’s Director and Employee Stock Option Policy the pricing of the Options herein described are subject to a four month hold period.

The Stock Options have been granted in accordance with the terms of the Company’s 10% Rolling Stock Option Plan approved on June 24, 2005.

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POLYMET MINING CORP.

Per: “William Murray”
William Murray, President

For further information, please contact:
PolyMet Mining Corp.
Warren Hudelson, Public Affairs
218-245-3634
whudelson@polymetmining.com

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company’s expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.